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SEC FILE NUMBER
8-45684

SEC Mail Processing

MAR 01 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CGA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9475 Deerco Road, Suite 300
(No. and Street)

Timonium	MD	21093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Jacobs	410-308-6210	Rich.Jacobs@cgacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SC&H Group, LLC
(Name – if individual, state last, first, and middle name)

910 Ridgebrook Road	Sparks	MD	21152
(Address)	(City)	(State)	(Zip Code)

4/26/2005	2297
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CGA Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAWN H. HOLSCHUH Notary Public BALTIMORE COUNTY, MD My Commission Expires 5/19/2024

Signature: [signature]

Title: Managing Director/Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SC&H ATTEST SERVICES

To the Member of CGA Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CGA Securities LLC, a Maryland limited liability company (the Company), as of December 31, 2021, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CGA Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II, and III, has been subjected to audit procedures performed in conjunction with the audit of CGA Securities LLC's financial statements. The supplemental information is the responsibility of CGA Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CGA Securities LLC's auditor since 2012.

SC&H Attest Services, P.C.

Sparks, Maryland
February 25, 2022

Main | 410-403-1500 Toll Free | 800-832-3008
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.schgroup.com

CGA SECURITIES LLC

Financial Statements and
Supplementary Information Pursuant to Rule 17a-5
Under The Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Year Ended December 31, 2021

CGA SECURITIES LLC

Balance Sheet
As of December 31, 2021

Assets		
Current Assets		
Cash	$	78,494
Total Assets	$	78,494
Member's Capital		
Member's Capital	$	78,494
Member's Capital	$	78,494

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CGA Securities LLC (CGA Securities or the Company), a Maryland limited liability company, is a broker-dealer registered with the United States Securities and Exchange Commission (SEC). CGA Securities (through predecessor entities) became an approved broker-dealer in 1993. The immediate predecessor to CGA Securities was acquired in October 2012 by CGA Capital Holdings, LLC, the sole member of the Company. The Company's operations consist primarily of providing private placement services on behalf of affiliates and in certain instances, unaffiliated entities as described below, and executing secondary market private placements on behalf of institutional clients of CGA Securities when engaged to do so.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company executes taxable private placements of debt financings secured by real property and other assets leased, generally, to investment-grade corporate users, the United States of America, state and local governments, municipalities, and not-for-profit organizations and other financings. Additionally, the Company may provide investment banking advice to owners and acquirers of net leased assets with regard to acquisitions, dispositions and recapitalizations. The Company is also approved to offer tax sheltered investments but currently does not do so.

Revenue Recognition

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of the contract with a related counterparty or pursuant to arrangements with third-parties arranged through a related counterparty. During 2021, placements were executed solely on behalf of an affiliated entity. Investment banking revenue due from affiliates is recognized when earned. The Company sometimes enters into contractual investment banking and related advisory assignments with affiliates and third-parties; however, no such assignments were executed during 2021. The Company recognizes revenues for investment banking and related advisory assignments from third-parties when payment is received by the Company.

Concentration of Credit Risk

The Company maintains all of its cash with one commercial bank. Accounts are guaranteed by the FDIC up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The sole Member of the Company, CGA Capital Holdings, LLC, reports the Company's taxable income or loss on its income tax return or the Members of CGA Capital Holdings, LLC report taxable income or loss on their respective income tax returns.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures.

For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have an impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2021.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 28, 2022, the date the financial statements were available to be issued and determined there were no material events that warrant disclosure.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $5,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2021, the Company's net capital totaled $78,494 and its ratio of aggregate indebtedness to net capital was 0.00 to 1.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Footnote 74 of SEC Release No. 34-70073. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a “Special Reserve Bank Account for the Exclusive Benefit of Customers.”

3. RELATED PARTIES

The Company recognizes revenues for placements when a placement is successfully completed based on the terms of their contract or understanding. The Company has an ongoing contract with CGA Mortgage Capital, LLC (CGAMC), a related party sharing a common control party with the Company. This contract originally ran through December 31, 2015, whereby the Company was the exclusive placement agent for CGAMC, and that arrangement was mutually extended through December 31, 2018. In December 2018, that agreement was again extended through December 31, 2022. Compensation earned by the Company is evidenced by a Form of Compensation and Understanding agreement signed by the Company and CGAMC.

Certain principals of the Company are the owners of the sole member of the Company; therefore, other related companies with that sole member are related to the Company through common ownership and control. These principals, along with key employees, have various levels of ownership (controlling or otherwise) in other entities not controlled by the sole member of the Company. Certain structuring and investment banking personnel are employees of a related party company and their services may be utilized by the Company. Revenues for work performed by the Company for related parties totaled 96% of total revenues (excluding interest earnings) for the year ended December 31, 2021.

3. RELATED PARTIES – cont'd.

The Company leases office space on a month-to-month basis from CGA Capital, LLC (CGA Capital). Rent expense is covered under the Office Sharing agreement, which includes an allocation of rent, communications, information technology, etc., and totaled $38,085 during the year ended December 31, 2021.

CGA Capital will occasionally pay expenses for the Company which are reimbursed by the Company when incurred, not less frequently than monthly.

4. PAYCHECK PROTECTION PROGRAM LOAN

In 2020, the Company received a $41,665 Paycheck Protection Program ("PPP") loan guaranteed by the Small Business Administration pursuant to The Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Coronavirus Response and Relief Supplemental Appropriations Act of 2021. The Company's entire PPP loan was forgiven, as authorized by the Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act (Economic Aid Act) (Pub. L. 116-260). During the year ending December 31, 2021,] PPP loan forgiveness totaling $46,665 is included within revenue in the accompanying statement of income.

5. CORONAVIRUS

The potential longer-term impact of Coronavirus/COVID-19 on the CRE industry will continue to develop and may require disclosure in the financial statements, but management has determined that they do not create a material uncertainty that casts significant doubt upon the Company's ability to continue as a going concern.